UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002

Commission File Number l-8610

SBC SAVINGS AND SECURITY PLAN

SBC COMMUNICATIONS INC.

175 E. Houston, San Antonio, Texas 78205

                              Financial Statements, Supplemental Schedules and Exhibits

                                                  Table of Contents
                                                                                                                Page

Report of Independent Auditors....................................................................................1

Financial Statements:

         Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001.......................  2

         Statement of Changes in Net Assets Available for Benefits for the
         Year Ended December 31, 2002...........................................................................  3

         Notes to Financial Statements..........................................................................  4

Supplemental Schedules:

         Schedule G, Part III - Schedule of Nonexempt Transactions..............................................  8

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year).........................................  9

Exhibits:

         23 - Consent of Ernst & Young LLP

         99 - Certification of Periodic Financial Reports

                                           REPORT OF INDEPENDENT AUDITORS

SBC Communications Inc., Plan Administrator
    for the SBC Savings and Security Plan

We have audited the accompanying statements of net assets available for benefits of SBC Savings and Security Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2002 and nonexempt transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and
Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These
supplemental schedules are the responsibility of the Plan's management.  The supplemental schedules have been subjected to auditing procedures applied in our audits of the financial statements, and in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                                                /s/ ERNST & YOUNG LLP

San Antonio, Texas
June 23, 2003

                                            SBC SAVINGS AND SECURITY PLAN
                                    STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                                 (Dollars in Thousands)

                                                                            December 31,
                                                               ---------------------------------------
                                                                    2002                   2001
                                                               ---------------        ----------------
ASSETS

Investments (See Note 3)                                    $       4,471,815      $        3,999,240
Cash                                                                        -                     115
Dividends and interest receivable                                          65                     116
Receivable for investments sold                                            55                     371
Contributions receivable                                                   45                       -
Other receivables                                                           -                      73
                                                               ---------------        ----------------

   Total Assets                                                     4,471,980               3,999,915
                                                               ---------------        ----------------

LIABILITIES

Administrative expenses payable                                           526                   1,408
Payable for investments purchased                                       3,241                       -
                                                               ---------------        ----------------

   Total Liabilities                                                    3,767                   1,408
                                                               ---------------        ----------------

Net Assets Available for Benefits                           $       4,468,213      $        3,998,507
                                                               ===============        ================

See Notes to Financial Statements.

                                            SBC SAVINGS AND SECURITY PLAN
                               STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                          FOR THE YEAR ENDED DECEMBER 31, 2002
                                                 (Dollars in Thousands)

Net Assets Available for Benefits, December 31, 2001        $       3,998,507

Additions to Net Assets:
  Contributions and transfers:
      Participant contributions                                       243,236
      Employer contributions                                          126,355
      Transfer in due to plan merger (See Note 1)                   1,425,486
                                                               ---------------
                                                                    1,795,077

Investment Income:
  Dividends on SBC common shares                                       76,302
  Interest                                                             46,516
                                                               ---------------
                                                                      122,818

                                                               ---------------
    Total Net Additions                                             1,917,895

Deductions from Net Assets:
  Net depreciation in fair value of investments                       798,840
  Administrative expenses                                               6,184
  Distributions                                                       638,486
  Transfer to other plan (See Note 1)                                   4,679
                                                               ---------------

    Total Deductions                                                1,448,189
                                                               ---------------

Net Assets Available for Benefits, December 31, 2002        $       4,468,213
                                                               ===============

See Notes to Financial Statements.

                                            SBC SAVINGS AND SECURITY PLAN
                                            NOTES TO FINANCIAL STATEMENTS
                                               (Dollars in Thousands)

1.   Plan Description - The SBC Savings and Security Plan (Plan) was established by SBC Communications Inc. (SBC or
     ----------------
     the Company) to provide a convenient way for eligible employees to save for retirement on a regular and long-term basis.  The majority of eligible employees are represented by the Communications Workers of
     America.  The following description of the Plan provides only general information.  The Plan has detailed provisions covering participant eligibility, participant allotments from pay, participant withdrawals, participant loans, employer contributions and related vesting of contributions and Plan expenses.  The Plan text and prospectus include complete descriptions of these and other Plan provisions.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Effective September 2, 2002, the Ameritech Savings Plan for Non-Salaried Employees was merged into the Plan.
     Approximately $1,425,486 from this merger is included on the statement of changes in net assets available for benefits.

     In 2000, SBC entered into the Cingular Wireless (Cingular) joint venture agreement with BellSouth Corporation.
     As a result of this agreement, certain SBC employees were leased to Cingular.  In December 2001 these employees became Cingular employees.  During 2002 the Plan transferred approximately $4,679 to State Street Bank and
     Trust related to those former employees who became employees of Cingular.

     Participants can invest their contributions in one or more of the following funds in 1% increments:  the SBC
     Shares Fund, the Bond Fund, the Large Cap Stock Fund (formerly known as the Diversified Equity Portfolio), the
     Interest Income Fund, the Asset Allocation Fund, the Global Equity Fund, the Mid and Small Cap Stock Fund and
     the International Stock Fund.

     Company matching contributions are made solely in the form of shares of SBC's common stock held in an Employee
     Stock Ownership Plan (ESOP) which is a separate investment account of this Plan.

     Dividends on shares in the SBC Shares Fund and the ESOP can either be reinvested in the SBC Shares Fund on a quarterly basis, or paid into a separate fund known as a Dividend Fund Account (DFA) for distribution at the end of the year.  At the end of the year, dividends held in the DFA are paid out to the participant.  Interest earned on dividends held in the DFA will be paid into the SBC Shares Fund.  During 2002, Plan participants elected to receive $16,615 in dividend distributions.  This amount is included in distributions on the statement of changes in net assets.

     Although  it has not  expressed  any  intent to do so,  SBC has the  right  under  the Plan to  discontinue  its contributions  at any time and to terminate the Plan subject to the  provisions of ERISA.  In the event that the
     Plan is  terminated,  subject to the  conditions set forth by ERISA,  the account  balances of all  participants shall be 100% vested.

2.   Accounting Policies - The values of investments are determined as follows: SBC common shares on the basis of
     -------------------
     the closing price as reported on the New York Stock Exchange; contracts with insurance companies and other financial institutions at principal plus reinvested interest which approximates fair value; common collective trust funds at values obtained from fund managers; and temporary cash investments at cost, which approximates fair value.  Purchases and sales of securities are reflected as of the trade date.  Dividend income is recognized on the ex-dividend date.  Interest earned on investments is recognized on the accrual basis.

     The accompanying financial statements were prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

3.   Investments - Investments representing 5% or more of Plan net assets at either December 31, 2002 or 2001 were:
     -----------

                                                                            2002              2001
                                                                       --------------    -------------
     Employee Stock Ownership Plan *
     -------------------------------
     SBC common shares                                             $       1,012,278  $     1,028,969

     SBC Shares Fund
     ---------------
     SBC common shares                                             $       1,581,928  $     1,530,316

     Large Cap Stock Fund
     --------------------
     Barclays Global Investors Equity Index Fund F                 $         399,612  $       434,521

      *  Nonparticipant-directed

     During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

     Common Stock                                            $    (671,360)
     Common Collective Trusts                                     (127,480)
                                                               -------------
     Total                                                   $    (798,840)
                                                               =============

     The Interest Income Fund consists of contracts with various financial institutions and insurance companies that promise to repay principal plus accrued income at contract maturity, subject to the creditworthiness of the issuer.  Interest crediting rates are generally established when the contract is purchased and are not reset.  For the years ended December 31, 2002 and 2001, the average interest rates earned on these contracts were 5.39% and 6.13%.  At December 31, 2002, the fixed crediting interest rates on these contracts ranged from
     2.83% to 8.00%.  At December 31, 2001, the fixed crediting interest rates on these contracts ranged from 3.76%
     to 8.00%.  No valuation reserves were recorded to adjust contract amounts as of December 31, 2002 or 2001.

     The Interest Income Fund invests in both guaranteed investment contracts (GICs) and synthetic investment contracts (SICs).  SICs differ from GICs in that the assets supporting the SICs are owned by the Plan.  A bank or insurance company issues a wrapper contract that allows participant directed transactions to be made at contract value.  Wrapper contracts are valued as the difference between the fair value of the supporting assets and the contract value.  The assets supporting the GICs and SICs generally consist of high quality fixed income securities with a fair value of $777,862 and $413,798 at December 31, 2002 and 2001.

     The Plan provides for investments in various investment securities, which in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

4.   Nonparticipant-Directed Investments - Information about the net assets and the significant components of the
     -----------------------------------
     changes in net assets relating to the nonparticipant-directed investments as of December 31 is as follows:

                                                                      2002             2001
                                                                  -------------    -------------
     Assets
     ------
     SBC common shares                                          $    1,012,278   $    1,028,969
     Temporary cash investments                                          4,366            2,958
     Dividends and interest receivable                                       3                3
     Receivable for investments sold                                        55              371
     Other receivables                                                       -                1
                                                                  -------------    -------------
         Total Assets                                                1,016,702        1,032,302
                                                                  -------------    -------------

     Liabilities
     -----------
     Administrative expenses payable                                        55              368
     Payable for investments purchased                                   3,241                -
                                                                  -------------    -------------
         Total Liabilities                                               3,296              368
                                                                  -------------    -------------

         Net Assets Available for Benefits                      $    1,013,406   $    1,031,934
                                                                  =============    =============

                                                                                       2002
                                                                                   -------------

     Net Assets Available for Benefits, December 31, 2001                        $    1,031,934

         Employer contributions                                                         126,355
         Transfer in due to plan merger                                                 288,491
         Interest income                                                                     24
         Dividends                                                                           57
         Net depreciation in fair value of investments                                 (279,998)
         Administrative expenses                                                         (1,557)
         Distributions                                                                 (150,619)
         Transfer to other plan                                                          (1,281)
                                                                                   -------------
                                                                                        (18,528)
                                                                                   -------------

     Net Assets Available for Benefits, December 31, 2002                        $    1,013,406
                                                                                   =============

5.   Tax Status - The Plan has received a determination letter from the Internal Revenue Service dated March
     ----------
     10, 1997, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.  The plan sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

     On February 28, 2002, the Plan filed for, but has not yet received, a new tax determination letter from the
     IRS to reflect legally required changes and other changes made to the Plan since the previous determination letter was issued.

6.   Reconciliation of Financial Statements to Form 5500 - The following is a reconciliation of Net Assets
     ---------------------------------------------------
     Available for Benefits per the financial statements to the Form 5500 as of December 31:

                                                                                   2002              2001
                                                                             ---------------    --------------

     Net Assets Available for Benefits per the financial statements       $     4,468,213    $     3,998,507

     Less: Distribution payable to participants                                    (3,670)              (369)
                                                                             ---------------    --------------
                                                                             ---------------    --------------

     Net Assets Available for Benefits per the Form 5500                  $     4,464,543    $     3,998,138
                                                                             ===============    ==============

     The following is a reconciliation of benefits paid to participants per the financial statements to the
     Form 5500 for the year ended December 31, 2002:

                                                                                                     2002
                                                                                                --------------

     Distributions to participants per the financial statements                                      638,486                                                                                                     $

     Add: Distributions payable to participants at December 31, 2002                                   3,670

     Less: Distributions payable to participants at December 31, 2001                                   (369)
                                                                                                --------------

     Distributions to participants per the Form 5500                                                 641,787                                                                                                     $
                                                                                                ==============

     Distributions payable to participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

                                            SBC SAVINGS AND SECURITY PLAN
                                            EIN 43-1301883, PLAN NO. 004

                              SCHEDULE G, PART III - SCHEDULE OF NONEXEMPT TRANSACTIONS
                                                  December 31, 2002

                                           (b)
                                  Relationship to Plan,                                                                                                    (j) Net Gain
             (a)                   Employer, or Other                           (c)                                 (h)               (i) Current             (repaid
  Identity of Party Involved        Party-In-Interest               Description of Transactions                Cost of Asset        Value of Asset          earnings)*
------------------------------- -------------------------- -----------------------------------------------    -----------------     ----------------      ----------------

SBC Communications Inc.         Employer/Plan Sponsor      Failure to timely remit participant deferrals
                                                           for the pay period(s) ended:
                                                                             December 29, 2001             $          876       $         1,001      $            125
                                                                             June 1, 2002                           1,610                 1,873                   263
                                                                             November 23, 2002                        100                   118                    18
                                                                             December 1, 2002                         330                   396                    66

* The earnings will be repaid to the Plan during 2003.

Note: Columns (d) - (g) are not shown as they are not applicable.

                                            SBC SAVINGS AND SECURITY PLAN
                                            EIN 43-1301883, PLAN NO. 004

                           SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                                   December 31, 2002
                                               (Dollars in Thousands)

                                                                Description of                               Current
Identity of Issue                                                 Investment                   Cost           Value
----------------------------------------------------     ------------------------------    -----------     ------------

Employee Stock Ownership Plan
-----------------------------

*   SBC common shares                                          37,339,635 shares        $      800,395  $   1,012,278
*   Boston Safe Deposit and Trust Company                  Temporary cash investment             4,366          4,366
                                                                                            -----------    ------------
       Total Employee Stock Ownership Plan                                                     804,761      1,016,644
                                                                                            -----------    ------------

SBC Shares Fund
---------------

*   SBC common shares                                          58,352,204 shares                            1,581,928
*   Boston Safe Deposit and Trust Company                  Temporary cash investment                           14,095
                                                                                                           ------------
       Total SBC Shares Fund                                                                    **          1,596,023
                                                                                                           ------------

Bond Fund
---------

*   Barclays Global Investors Intermediate
                                                                                                          -------------
       Government/Credit Bond Index Fund F                     8,615,304 units                 **            133,365
                                                                                                          -------------

Large Cap Stock Fund
--------------------

                                                                                                           ------------
*   Barclays Global Investors Equity Index Fund F              33,468,312 units                 **            399,612
                                                                                                           ------------

Interest Income Fund
--------------------
Allstate Life Insurance Company                            Synthetic contract wrapper
                                                               #77079, 6.64%,***                                 (260)
INVESCO Group Trust                                           Group Trust: Lambda                               4,062
                                                                                                           ------------
                                                                                                                3,802
                                                                                                           ------------

                                                                                                           ------------
Allstate Life Insurance Company                                      7.10%                                     12,830
                                                                                                           ------------

Bank of America National Association                       Synthetic contract wrapper
                                                              #99-086, 5.32%, ***                              (4,473)
Capital Auto Rec Asset Trust                                       Prime Auto                                   2,082
Capital Auto Rec Asset Trust                                       Prime Auto                                   4,109
Capital Auto Rec Asset Trust                                       Prime Auto                                   4,049
Chase Manhattan Auto Owner Trust                                   Prime Auto                                   3,569
Federal Home Loan Mortgage Corporation                          Agency Debenture                               17,020
Providian Master Trust                                        Monoline Credit Card                              2,297
Capital One Master Trust                                      Monoline Credit Card                              2,795
Capital One Master Trust                                      Monoline Credit Card                              7,380
Federal Home Loan Mortgage Company                              Agency Debenture                               12,770
Prime Credit Card Master Trust                                 Retail Credit Card                               5,500
Fannie Mae Whole Loan                                                 PAC                                       4,573
Credit Suisse First Boston                                          Conduit                                     5,414
Nordstrom Private Label Credit Card Master                     Retail Credit Card                               5,304
Commercial Mortgage Asset Trust                                     Conduit                                     4,126
TIAA Cref                                                           Conduit                                     3,470
Union Acceptance Corp                                            Sub Prime Auto                                 2,158

                                            SBC SAVINGS AND SECURITY PLAN
                                            EIN 43-1301883, PLAN NO. 004

                    SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - (Continued)
                                                   December 31, 2002
                                               (Dollars in Thousands)

                                                                Description of                               Current
Identity of Issue                                                 Investment                  Cost            Value
----------------------------------------------------     ------------------------------    ------------    ------------

United States Treasury                                           Treasury Note                                 16,689
WFS Financial Owners Trust                                       Sub Prime Auto                                 3,204
Fannie Mae Whole Loan                                       FHA/VA Reperforming Pas                             2,208
Household Private Lab MT 2                                     Retail Credit Card                               5,362
Bank of America National Association                              Cash on Hand                                  1,205
                                                                                                           ------------
                                                                                                              110,811
                                                                                                           ------------
Business Men's Assurance Company of
                                                                                                           ------------
  America                                                    5.75% - 7.44%, 7/29/03                             9,076
                                                                                                           ------------
CDC Financial Products Inc.                                     5.38% - 7.01%,
                                                                                                           ------------
                                                              8/29/05 - 10/17/05                               10,107
                                                                                                           ------------

JP Morgan Chase Bank                                      Synthetic contract wrapper
                                                            #401792-L2, 6.26%, ***                               (148)
INVESCO Group Trust for Retirement Sav.                     Group Trust: Lambda II                              2,413
                                                                                                           ------------
                                                                                                                2,265
                                                                                                           ------------
JP Morgan Chase Bank                                      Synthetic contract wrapper
                                                             #426424-T, 5.12%, ***                             (6,276)
Federal Home Loan Mortgage Company                             Agency Debenture                                15,546
United States Treasury                                           Treasury Note                                  3,806
American Express Credit Account                              Monoline Credit Card                               3,386
Fleet Credit Card Master Trust                                 Bank Credit Card                                 2,898
CIT Equipment Collateral                                     Small Equipment Lease                              6,714
AmeriCredit Automobile Receivables Trust                        Sub Prime Auto                                  7,415
Credit Suisse First Boston Mortgage Sec.                            Conduit                                     5,477
Nissan Auto Receivables Owners Trust                              Prime Auto                                    5,620
Ford Credit Auto Owners Trust                                     Prime Auto                                      593
Ford Credit Auto Owners Trust                                     Prime Auto                                    4,069
Ford Credit Auto Owners Trust                                     Prime Auto                                    5,601
Capital One Master Trust                                     Monoline Credit Card                               1,049
Citibank Credit Card                                           Bank Credit Card                                 2,087
Citibank Credit Card                                           Bank Credit Card                                 5,288
Federal Home Loan Mortgage Company                             Agency Debenture                                 2,250
Federal Home Loan Mortgage Company                             Agency Debenture                                 1,533
Fannie Mae Whole Loan                                      FHA/VA Reperforming Pass                             2,092
Fannie Mae Whole Loan                                          Agency Debenture                                 9,228
Copelco Capital Fund Corporation                             Small Equipment Lease                              2,914
Daimler Chrysler                                                  Prime Auto                                    1,972
Fannie Mae Whole Loan                                      FHA/VA Reperforming Pass                             1,693
Household Private Lab MT 2                                    Retail Credit Card                                4,290
LB Commercial Conduit Mrtg Tr                                       Conduit                                     5,052
National City Auto Rec Tr                                         Prime Auto                                    4,123
Sears Credit Account Trust                                    Retail Credit Card                                3,769
WFS Financial Owners Trust                                      Sub Prime Auto                                  3,939
Chase Manhattan Credit Card Master Trust                       Bank Credit Card                                 3,919
Honda Auto Receivables Owner Trust                                Prime Auto                                    3,642
Caterpillar Financial Asset Trust                            Large Equipment Loan                               2,778

Fannie Mae Whole Loan                                      FHA/VA Reperforming Pass                             1,912
JP Morgan Chase Bank                                             Cash on Hand                                     476
                                                                                                           ------------
                                                                                                              118,855
                                                                                                           ------------

                                                                Description of                              Current
Identity of Issue                                                 Investment                  Cost           Value
----------------------------------------------------    -------------------------------    -----------    ------------

Continental Assurance Company                             Synthetic contract wrapper
                                                            #63005611, 5.76%, ***                               (240)
INVESCO Group Trust for Retirement Savings                     Group Trust Beta                                6,568
                                                                                                          ------------
                                                                                                               6,328
                                                                                                          ------------
GE Life and Annuity Assurance Company                           7.45% - 8.00%,
                                                                                                          ------------
                                                              12/17/01 - 7/7/04                                3,465
                                                                                                          ------------

                                                                                                          ------------
                                                                                                          ------------
Jackson National Life Insurance Company                         7.50%, 1/5/04                                  8,686
                                                                                                          ------------
John Hancock Life Insurance Company                             2.83% - 6.28%,
                                                                                                          ------------
                                                               2/1/02 - 2/3/03                                14,069
                                                                                                          ------------
Metropolitan Life Insurance Company                             5.25% - 6.99%,
                                                                                                          ------------
                                                               4/1/02 - 5/13/02                                4,621
                                                                                                          ------------

Metropolitan Life Insurance Company                       Synthetic Contract Wrapper
                                                              #28434, 5.60%, ***                              (2,607)
Capital Auto Rec Asset Trust                                      Prime Auto                                   2,054
Carmax Auto Owner Trust                                         Non Prime Auto                                 1,440
Commercial Mortgage Asset Trust                                    Conduit                                     4,126
Federal Home Loan Mortgage Company                             Agency Debenture                                1,379
Fannie Mae Whole Loan                                          Agency Debenture                                7,740
Fannie Mae Whole Loan                                        Multifamily Balloon                               5,729
Fleet Credit Card MT                                           Bank Credit Card                                3,901
Honda Auto Receivables                                            Prime Auto                                   3,642
Household Auto Trust                                            Sub Prime Auto                                 1,445
MBNA Master Trust                                            Monoline Credit Card                              1,670
Nissan Auto Owners Trust                                          Prime Auto                                   3,122
Toyota Auto Receivable Owner Trust                                Prime Auto                                   4,868
Union Acceptance Corporation                                    Sub Prime Auto                                 3,462
United States Treasury                                          Treasury Note                                  2,936
United States Treasury                                          Treasury Note                                  8,901
WFS Financial Owners Trust                                      Sub Prime Auto                                 3,939
Metropolitan Life Insurance                                      Cash on Hand                                    228
                                                                                                          ------------
                                                                                                              57,975
                                                                                                          ------------

                                                                                                          ------------
Monumental Life Insurance Company                           7.08% - 7.25%, 7/25/05                             9,907
                                                                                                          ------------

Monumental Life Insurance Company                         Synthetic contract wrapper
                                                             #00292TR, 5.00%, ***                             (5,401)
CIT Equipment Collateral                                    Small Equipment Lease                              1,678
Capital Auto Receivable Asset Trust                               Prime Auto                                   2,082
COAFT                                                           Sub Prime Auto                                 1,969
Carmax Auto Owner Trust                                         Non Prime Auto                                 3,599
Discover Card Trust                                            Bank Credit Card                                7,573
FSPC                                                       ABS- Home Equity Agency                             3,031
Fannie Mae Whole Loan                                      FHA/VA Reperforming Pass                            3,486
Household Automotive Trust                                      Sub Prime Auto                                 7,691
Home Ownership Fund Corporation                              Step Down Preferred                               1,859

                                                                Description of                              Current
Identity of Issue                                                 Investment                  Cost           Value
----------------------------------------------------    -------------------------------    -----------    ------------

Home Ownership Fund Corporation                              Step Down Preferred                               1,550
MBNA Master Trust                                            Monoline Credit Card                              4,315
Nissan Auto Owners Trust                                          Prime Auto                                   1,466
Federal Home Loan Mortgage Corporation                         Agency Debenture                                2,221
United States Treasury                                          Treasury Note                                  8,156
BOIT                                                           Bank Credit Card                                9,325
First USA Credit Card Master Trust                             Bank Credit Card                                1,043
Prudential Securities Secured Financing                            Conduit                                     2,919
Structured Asset Securities Corp                                AB SBA Loan PT                                 6,502
Vanderbilt Mortgage Finance                                  Manufactured Housing                              2,386
American Express Credit Account Master                       Monoline Credit Card                                880
Federal Home Loan Mortgage Corporation                         Agency Debenture                               16,871
Pinnacle CBO FSA Insured                                        Cash Flow CBO                                  2,763
Residential Asset Mtg Product                               ABS--Home Equity Agency                            4,023
Residential Asset Securities Corporation                     Home Equity Monoline                              4,698
Onyx Acceptance Grantor Trust                                   Sub Prime Auto                                   136
AmeriCredit Automobile Receivables Trust                        Sub Prime Auto                                 4,349
WFS Financial Owners Trust                                      Sub Prime Auto                                 2,136
Fannie Mae Whole Loan                                        Multi Family Balloon                              1,870
Fannie Mae Whole Loan                                       ABS Home Equity Agency                             5,043
Fannie Mae Whole Loan                                       ABS Home Equity Agency                             6,031
Ford Auto Owners Trust                                            Prime Auto                                   2,623
Honda Auto Receivables Owner Trust                                Prime Auto                                   1,987
Honda Auto Receivables Owner Trust                                Prime Auto                                   1,345
Sears Credit Account Master Trust                             Retail Credit Card                                 599
Monumental Life Insurance Company                                Cash on Hand                                    750
                                                                                                          ------------
                                                                                                             123,554
                                                                                                          ------------

New York Life Insurance Company                                 3.65% - 6.06%,
                                                                                                          ------------
                                                               6/28/02 - 2/2/04                               19,506
                                                                                                          ------------
Pruco Life Insurance Company                                    6.02% - 7.48%,
                                                                                                          ------------
                                                              9/7/04 - 11/30/05                               23,087
                                                                                                          ------------
Security Life of Denver Insurance Company                       7.39% - 7.65%,
                                                                                                          ------------
                                                              2/11/03 - 10/4/04                               13,110
                                                                                                          ------------
SunAmerica Life Insurance Company                                7.14%-7.63%                                  10,003
                                                                                                          ------------

State Street Bank and Trust Company                       Synthetic contract wrapper
                                                            #99035-LB1, 6.15%, ***                              (40)
INVESCO Group Trust for Retirement Savings                  Group Trust: Lambda I                                691
                                                                                                          ------------
                                                                                                                 651
                                                                                                          ------------
Rabobank Nederland                                        Synthetic contract wrapper
                                                            #SBC060201, 4.01%, ***                             (431)
Federal Home Loan Mortgage Company                             Agency Debenture                               17,019
                                                                                                          ------------
                                                                                                              16,588
                                                                                                          ------------

State Street Bank and Trust Company                       Synthetic contract wrapper
                                                              #99039, 5.08%, ***                              (6,134)
MBNA Master Credit Card Trust USA                            Monoline Credit Card                              3,918
MBNA Master Trust                                            Monoline Credit Card                              1,663
MBNA Master Trust                                            Monoline Credit Card                              2,157

                                                                Description of                              Current
Identity of Issue                                                 Investment                  Cost           Value
----------------------------------------------------    -------------------------------    -----------    ------------

National City Auto Rec Trust                                      Prime Auto                                   5,153
American Express Optima CC MT                                Monoline Credit Card                              5,302
American Express Optima CC MT                                Monoline Credit Card                              3,209
Americredit Auto Receivable                                     Sub Prime Auto                                 2,055
COAFT                                                           Sub Prime Auto                                 2,029
Chase Manhattan Auto Owners Trust                                 Prime Auto                                   2,100
CMAC                                                               Conduit                                     4,921
Delta Funding HEL Trust                                      Home Equity Monoline                              3,477
Federal Home Loan Mortgage Corporation                        Agency Hybrid ARM                                2,112
Federal Home Loan Mortgage Corporation                         Agency Debenture                                5,624
Fannie Mae Whole Loan                                          Agency Debenture                                8,767
Fannie Mae Whole Loan                                        FHA/VA Reperforming                               4,448
Federal Home Loan Mortgage Corporation                     ABS - Home Equity Agency                            2,759
Fleet Credit Card MT                                           Bank Credit Card                                4,459
Ford Auto Owners Trust                                            Prime Auto                                     741
Nissan Auto Owners Trust                                          Prime Auto                                   1,047
Prudential Secured Financing                                       Conduit                                     5,838
Sears Credit Account Master Trust                             Retail Credit Card                               1,277
Sears Credit Account Master Trust                             Retail Credit Card                                 282
Sears Credit Account Master Trust                             Retail Credit Card                               4,328
Sears Credit Account Master Trust                             Retail Credit Card                               4,442
Citibank Credit Card Master Trust II                           Bank Credit Card                                3,329
Citibank Credit Card Master Trust II                           Bank Credit Card                                4,377
Federal Home Loan Mortgage Corporation                         Agency Debenture                                1,135
Federal Home Loan Mortgage Corporation                         Agency Debenture                               16,657
Fannie Mae Whole Loan                                      ABS- Home Equity Agency                             3,208
Fannie Mae Whole Loan                                      ABS- Home Equity Agency                             2,539
Capital One Master Trust                                     Monoline Credit Card                              6,293
United States Treasury                                          Treasury Note                                  5,437
Honda Auto Receivables Owner Trust                                Prime Auto                                   1,012
United States Treasury                                          Treasury Note                                    448
State Street Bank and Trust Company                              Cash on Hand                                  1,311
                                                                                                          ------------
                                                                                                             121,720
                                                                                                          ------------
UBS AG                                                    Synthetic Contract Wrapper
                                                              #5029, 5.16%, ***                               (1,647)
Americredit Auto Receivable                                     Sub Prime Auto                                 3,149
COAFT                                                           Sub Prime Auto                                 2,537
Chase Manhattan Credit Card MT                                 Bank Credit Card                                2,721
Copelco Capital Fund Corporation                            Small Equipment Lease                                191
Federal Home Loan Mortgage Company                            Agency Hybrid ARM                                2,206
Federal Home Loan Mortgage Company                             Agency Debenture                                2,264
Federal Home Loan Mortgage Company                             Agency Debenture                               11,105
Fannie Mae Whole Loan                                      ABS- Home Equity Agency                             3,208
Fannie Mae Whole Loan                                      ABS- Home Equity Agency                             3,016
Fleet Credit Card MT                                           Bank Credit Card                                3,249
Residential Asset Mtg Production Inc                       ABS- Home Equity Agency                             3,018
TIAA Cref                                                          Conduit                                     2,602
Union Acceptance Corporation                                    Sub Prime Auto                                 1,508
UBS AG                                                           Cash on Hand                                  1,698
                                                                                                          ------------
                                                                                                              40,825
                                                                                                          ------------
                                                                Description of                              Current
Identity of Issue                                                 Investment                  Cost           Value
----------------------------------------------------    -------------------------------    -----------    ------------

*   Boston Safe Deposit and Trust Company                 Temporary cash investment                           35,342
                                                                                                          ------------
       Total Interest Income Fund                                                              **            777,183
                                                                                                          ------------

Asset Allocation Fund
---------------------

*   Barclays Global Investors U.S. Tactical Asset
                                                                                                          ------------
       Allocation Fund F                                       13,891,416 units                **            197,397
                                                                                                          ------------

Global Equity Fund
------------------

*   Barclays Global Investors U.S. Equity Market
       Fund F                                                  1,587,706 units                                33,199
*   Barclays Global Investors EAFE Equity
       Index Fund E                                             744,540 units                                  9,553
                                                                                                          ------------
       Total Global Equity Fund                                                                **             42,752
                                                                                                          ------------

Mid and Small Cap Stock Fund
----------------------------

                                                                                                          ------------
                                                                                                          ------------
    Extended Equity Market Fund F                              1,933,288 units                                22,793
                                                                                                          ------------

International Fund
------------------

                                                                                                          ------------
                                                                                                          ------------
    International Stock                                         292,991 units                                  3,759
                                                                                                          ------------

Loan Fund
---------

                                                                                                          ------------
*   Loans to Plan Participants                                  5.25% - 5.75%                  **             282,287
                                                                                                          ------------

       TOTAL                                                                                           $    4,471,815
                                                                                                          ============

*     Party-in-Interest.
**    Participant-directed investment, cost not required.
***   Synthetic Insurance Contracts, no stated maturity.

                                                      SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator for the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                                                   SBC SAVINGS AND SECURITY PLAN

                                                                   By SBC Communications Inc., Plan Administrator
                                                                   for the Foregoing Plan

                                                                     By  /s/ Karen E. Jennings
                                                                         ------------------------------------------
                                                                         Karen E. Jennings
                                                                         Senior Executive Vice President -
                                                                         Human Resources and Communications

Date: June 25, 2003

EXHIBIT INDEX

       Exhibits identified below, Exhibit 23 is filed herein as an exhibit hereto and Exhibit 99 is furnished and attached hereto.

     Exhibit
     Number
     -------------

23       Consent of Independent Auditors Ernst & Young LLP
99       Certification of Periodic Financial Reports